File No. 1-10905
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

VITRO, S.A.B. DE C.V.

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of June, 2008

(Filed June 30, 2008)

N/A
(Translation of Registrant's Name into English)

Av. Ricardo Margain Zozaya 400
Garza Garcia, NL
66250 Mexico
(52) 8863-1200
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F [ X ] Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 107(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes [ ] No [ X ]

CONTENTS

Documents Attached:

* Press Information dated June 30, 2008

Release

Court of Appeals confirms decision of lower court denying

Pilkington's opposition to the merger of Vitro Plan into Vimexico

San Pedro Garza Garcia, Nuevo Leon, Mexico, June 30, 2008 - Vitro S.A.B. de C.V. (BMV: VITROA; NYSE: VTO), announced that its subsidiary Vimexico, S.A. de C.V. (Vimexico), was notified of the final decision issued by the Appeals Court of the Fourth Circuit, ratifying the decision issued by the lower court denying Pilkington Group Limited's (Pilkington) opposition to the resolutions adopted at the Extraordinary Shareholders Meeting held on December 11th, 2006 of the now extinct company Vitro Plan, S.A. de C.V. (Vitro Plan)

As a result of this decision of the Appeals Court, in accordance with article 200 of the Mexican General Law of Corporations, all of the above mentioned resolutions are valid and binding for all shareholders, including those who voted against such resolutions.

In addition, the Appeals Court confirmed the dismissal of all claims demanded by Pilkington in its original complaint and confirmed the validity of the merger of Vitro Plan into Vimexico approved at the Extraordinary Shareholders Meeting of the now extinct Vitro Plan.

At the same time, the Appeals Court confirmed the decision to condemn Pilkington to pay Vimexico attorneys fees and expenses including those incurred during Appeals proceedings; such amount will be calculated upon the execution of the decision.

Despite the fact that Pilkington may still appeal this decision through an "Amparo" proceedings, Vitro, S.A.B. de C.V., based in the opinion of its attorneys in charge of this case, believes that such proceedings will not succeed and the decisions issued by the lower court and the appeals court will be confirmed.

Vitro, S.A.B. de C.V. (BMV: VITROA; NYSE: VTO), is one of the largest glass manufacturers in the world. Through our subsidiary companies we offer products with the highest quality standards and reliable services to satisfy the needs of two distinct business sectors: glass containers and flat glass. Our manufacturing facilities produce, process, distribute and sell a wide range of glass products that offer excellent solutions to multiple industries that include: wine, beer, cosmetic, pharmaceutical, food and beverage, as well as the automotive and construction industry. Also, we supply raw materials, machinery and industrial equipment to different industries. We constantly strive to improve the quality of life for our employees as well as the communities in which we do business by generating employment and economic prosperity thanks to our permanent focus on quality and continuous improvement as well as consistent efforts to promote sustainable development. Our World Headquarters are located in Monterrey, Mexico where Vitro was founded in 1909 and now embarks major facilities and a broad distribution network in ten countries in the Americas and Europe. For more information, you can access Vitro's Website at: http://www.vitro.com

For more information, please contact:

Media Albert Chico Smith Roberto Riva Palacio Vitro, S. A. B. de C.V. +52 (81) 8863-1661/1689 achico@vitro.com rriva@vitro.com	Investor Relations Adrian Meouchi/Angel Estrada Vitro S.A.B. de C.V. + (52) 81-8863-1765 / 1730 ameouchi@vitro.com aestradag@vitro.com	U.S. Agency Susan Borinelli / Kay Breakstone Breakstone Group (646) 330-5907 sborinelli@breakstone-group.com kbreakstone@breakstone-group.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on it's behalf by the undersigned, thereunto duly authorized.

VITRO, S.A.B. DE C.V.

By /s/ Claudio L. Del Valle Cabello
Name: Claudio L. Del Valle Cabello
Title: Attorney in Fact

Date: June 30, 2008